UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Silo Pharma, Inc.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

(CUSIP Number)

 82711P201

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐	Rule 13d – 1(b)
☒	Rule 13d – 1(c)
☐	Rule 13d – 1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82711P201

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Reda
2.	Check The Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 309,685
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 309,685
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,685
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented By Amount in Row (9) 9.867%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based on 3,138,797 shares of Common Stock outstanding as of September 30, 2022.

CUSIP No.	82711P201

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Reda C/F Dustin Russell Reda UTMA/NY
2.	Check The Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented By Amount in Row (9) 0.032%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 3,138,797 shares of Common Stock outstanding as of September 30, 2022.

CUSIP No.	82711P201

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Reda C/F Joseph William Reda UTMA/NY
2.	Check The Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented By Amount in Row (9) 0.032%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 3,138,797 shares of Common Stock outstanding as of September 30, 2022.

CUSIP No.	82711P201

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Reda C/F Angus Patrick Deeney UTMA/NY
2.	Check The Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented By Amount in Row (9) 0.032%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 3,138,797 shares of Common Stock outstanding as of September 30, 2022.

CUSIP No.	82711P201

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Reda C/F Claire Estie Deeney UTMA/NY
2.	Check The Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented By Amount in Row (9) 0.032%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 3,138,797 shares of Common Stock outstanding as of September 30, 2022.

Item 1(a).	Name of Issuer:

Silo Pharma, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

560 Sylvan Avenue, Suite 3160, Englewood Cliffs, NJ 07632

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Joseph Reda, Joseph Reda C/F Dustin Russell Reda UTMA/NY (“DRR UTMA”), Joseph Reda C/F Joseph William Reda UTMA/NY (“JWR UTMA”), Joseph Reda C/F Angus Patrick Deeney UTMA/NY (“APD UTMA”), and Joseph Reda C/F Claire Estie Deeney UTMA/NY (“CED UTMA”)(collectively, the “Reporting Persons”).

Mr. Reda is also the custodian of each of DRR UTMA, JWR UTMA, APD UTMA, and CED UTMA and in such capacity each has voting and dispositive power over the securities held by each such entity.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address for Reporting Persons is: 1324 Manor Circle Pelham, NY 10803

Item 2(c).	Citizenship.
U.S. UTMA, JWR UTMA, APD UTMA, and CED UTMA are each organized under the laws of the State of New York.

Item 2(d).	Title of Class of Securities.

Common Shares

Item 2(e).	CUSIP Number.
82711P201

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The percentage set forth in Row (11) of the cover page for each of the Reporting Persons are calculated based upon 3,138,797 shares of Common Stock outstanding as of September 30, 2022, as disclosed on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023	Joseph Reda

/s/ Joseph Reda

Dated: February 14, 2023	Joseph Reda C/F Dustin Russell Reda UTMA/NY

	By:	/s/ Joseph Reda
	Name:	Joseph Reda
	Title:	Custodian

Dated: February 14, 2023	Joseph Reda C/F Joseph William Reda UTMA/NY

	By:	/s/ Joseph Reda
	Name:	Joseph Reda
	Title:	Custodian

Dated: February 14, 2023	Joseph Reda C/F Angus Patrick Deeney UTMA/NY

	By:	/s/ Joseph Reda
	Name:	Joseph Reda
	Title:	Custodian

Dated: February 14, 2023	Joseph Reda C/F Claire Estie Deeney UTMA/NY

	By:	/s/ Joseph Reda
	Name:	Joseph Reda
	Title:	Custodian

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common shares of Silo Pharma, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2023	Joseph Reda

/s/ Joseph Reda

Dated: February 14, 2023	Joseph Reda C/F Dustin Russell Reda UTMA/NY

	By:	/s/ Joseph Reda
	Name:	Joseph Reda
	Title:	Custodian

Dated: February 14, 2023	Joseph Reda C/F Joseph William Reda UTMA/NY

	By:	/s/ Joseph Reda
	Name:	Joseph Reda
	Title:	Custodian

Dated: February 14, 2023	Joseph Reda C/F Angus Patrick Deeney UTMA/NY

	By:	/s/ Joseph Reda
	Name:	Joseph Reda
	Title:	Custodian

Dated: February 14, 2023	Joseph Reda C/F Claire Estie Deeney UTMA/NY

	By:	/s/ Joseph Reda
	Name:	Joseph Reda
	Title:	Custodian